Filed by Infinity Property and Casualty Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Infinity Property and Casualty Corporation

Commission File No.: 0-50167

Date: February 13, 2018

The following message from Infinity Property and Casualty Corporation (“Infinity”) Chief Executive Officer Glen Godwin was sent to employees of Infinity on February 13, 2018.

Infinity Employees

Frequently Asked Questions

1.	Who is Kemper?

•	The Kemper family of companies is one of the nation’s leading insurers.

•	Based in Chicago, Kemper has primary operations located in Jacksonville, Dallas, Los Angeles, Phoenix, St. Louis, and Oklahoma City.

•	With $8 billion in assets, Kemper is committed to improving the world of insurance by offering personalized solutions for individuals, families and businesses. Kemper’s businesses collectively:

•	Offer insurance for home, auto, life, health and valuables

•	Service six million policies

•	Are represented by 20,000 agents and brokers

•	Employ 5,550 associates dedicated to providing exceptional service

•	Are licensed to sell insurance in 50 states and the District of Columbia

•	Kemper and Infinity, with a primary focus on the Hispanic market, share a similar goal: delivering valuable products at competitive prices to underserved customer segments.

•	You can get further information on Kemper by visiting their website kemper.com.

2.	Why does Kemper want to acquire Infinity and combine our companies?

•	This compelling transaction creates a stronger combined company with increased scale in the nonstandard auto insurance market.

•	Together, we will have a better ability to serve the needs of our customers, enhance our overall growth opportunities and financial strength, become more diversified, and create significant value for our shareholders.

•	Each company brings great nonstandard auto expertise to the transaction.

•	We’ll have a more diversified suite of product offerings across auto, homeowner, life and health insurance, providing customers with greater choice at competitive prices.

•	We’ll have the ability to leverage operational strengths, platforms and demographic insights to drive growth.

•	Together, we will be a great franchise and an important player in the NSA space.

3.	How will this impact me as an employee?

•	The transaction is about two strong companies coming together to be an even stronger company.

•	We have no intention to change major operating locations in the foreseeable future.

•	Each company brings great depth of NSA expertise to the transaction. We will be bigger and better positioned to serve our customers.

•	As we merge, we expect to bring the best of both of our companies together. This will create a larger, stronger and more dynamic organization that will provide more growth and development opportunities for our employees.

•	We have no intention to change major operating locations in the foreseeable future.

Infinity Employees

Frequently Asked Questions

4.	Will there be staff changes?

•	One of the key factors that attracted Kemper to Infinity is the talented employee base and quality operations.

•	We are committed to bring the best of both companies together as we merge our operations. Today is just the first step in a long process and it is too early to comment on specifics.

•	There will be some changes over time. What won’t change is our commitment to focus on meeting our target customers’ needs, growing our business over the short and long-term, and providing exciting growth and development opportunities to our employees.

•	We are committed to communicating with you in an open and timely manner and will provide further updates as appropriate.

5.	What will happen to the Infinity leadership team?

•	We’re excited to have members of the Infinity senior management team as well as every level of management playing significant roles in our combined company.

6.	What happens to my benefits and compensation?

•	The announcement has no impact on compensation.

•	We expect that eventually company benefit plans will be combined. Early review of each company’s plans suggests they are very similar.

7.	What are the attractive dynamics of nonstandard auto insurance?

•	This transaction creates a leader in nonstandard auto insurance with capabilities to support the needs of policyholders with a broad array of differentiated offerings.

•	With significantly increased scale, prominent brand positions, exceptional talent, technology and infrastructure and the financial stability to accelerate growth, our combined enhanced nonstandard auto insurance platform will be well-positioned to serve our customers.

8.	What are the benefits for Infinity shareholders?

•	Together we believe Kemper and Infinity will have access to capabilities and resources to drive accelerated growth and better serve its policyholders and partner agents.

•	In addition, the cash-and-stock consideration provides Infinity shareholders with an immediate and certain premium for their shares as well as the opportunity to participate in the potential upside of the combined company.

Infinity Employees

Frequently Asked Questions

9.	How do you expect rating agencies and regulators to react to this transaction?

•	Given the financial strength and complementary nature of the combined organization, we believe the transaction will be viewed in a positive manner, and we are committed to working closely with all relevant regulatory bodies and rating agencies.

10.	What will happen to our Birmingham, AL headquarters?

•	It is business as usual at our Birmingham, AL headquarter office. We have no intention to change major operating locations in the foreseeable future.

11.	How does Infinity fit in with Kemper?

•	Until the transaction closes, it is business as usual and Kemper and Infinity will remain separate companies and continue to compete in the marketplace.

After closing, we intend to operate the combined companies’ NSA business together. In the coming weeks, the combined transition teams will work together to determine how best to make that happen.

12.	What about the Infinity brand?

•	The Infinity brand is a well-known and respected player in nonstandard auto insurance, and Kemper places great value in that.

•	Infinity has done an excellent job in driving the brand forward, and we’re excited to leverage the brand’s strength as we combine to be a presence in NSA.

13.	What happens between now and closing?

•	Until the transaction closes, it is business as usual - Kemper and Infinity will continue to operate as independent companies and continue to compete in the marketplace. During this period, we will be working to satisfy closing conditions, including obtaining regulatory and shareholder approvals.

•	It is important that you stay focused on executing your day-to-day responsibilities and serving Infinity policyholders.

14.	When and how should we expect to get more information?

•	We are committed to communicating with our employees in an open and timely manner.

•	Communications will be housed within Workday.

•	As we move toward closing, we’ll post more detailed information and updates as they become available.

15.	How will our agents be impacted?

•	We do not expect the transaction to change our relationship with our agents.

•	We are confident that Kemper and Infinity will be strong partners, and this transaction will enhance the combined organization’s ability to serve our agent needs with a more diverse product offering and an improved nonstandard auto insurance platform.

•	We believe this is a positive action for both our Infinity and Kemper agents. Together, we’ll be investing in our business to provide significantly more resources to support the unique needs of our agents and policyholders.

Infinity Employees

Frequently Asked Questions

16.	What should I say if an agent asks me about this?

•	Communication to Infinity agents is planned, and they can expect that it is business as usual for now. The agents will experience no changes in phone numbers, websites, etc., with all remaining the same as they are today. If there are any changes in the future, we will communicate them.

17.	What should I do if I am contacted by the media or another third party?

•	The only people authorized to talk with the media are Kemper’s Media Relations staff. Do not make any comments to the media or any other third party.

•	Please forward any inquiries you receive to Barbara Ciesemier at (312) 231-3604 or bciesemier@kemper.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in this communication may be deemed to be forward-looking statements under certain securities laws, including the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the expected effects of the acquisition of INFINITY by KEMPER, the expected timing of the acquisition and other statements other than in relation to historical facts. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could”, or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, many of which are outside the control of KEMPER and INFINITY. Forward-looking statements speak only as of the date they are made and, except as required by law, neither party assumes an obligation to update the forward-looking statements contained in this communication. Any annualized, pro forma, projected and estimated numbers in this communication are used for illustrative purposes only, are not forecasts and may not reflect actual results. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include, but are not limited to, the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the strength of the economy and competitive factors in the areas where KEMPER and INFINITY do business; the impact of changes in the laws and regulations regulating insurance services and enforcement thereof; the effects of competition in the markets in which KEMPER and INFINITY operate; judicial or regulatory judgments and legal proceedings; KEMPER’s ability to complete the acquisition and integration of INFINITY successfully; and other factors that may affect future results of KEMPER and INFINITY.

We caution that the foregoing list of important factors is not exhaustive. Additional information about these and other factors can be found in KEMPER’s 2017 Annual Report on Form 10-K and INFINITY’s 2017 Annual Report on Form 10-K, each filed with the U.S. Securities and Exchange Commission (the “SEC”) and available at the SEC’s website (http://www.sec.gov).

Infinity Employees

Frequently Asked Questions

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction, KEMPER will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of KEMPER and INFINITY, and a Prospectus of KEMPER, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving KEMPER and INFINITY will be submitted to KEMPER and INFINITY shareholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF KEMPER AND INFINITY ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about KEMPER and INFINITY, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to KEMPER: One East Wacker Drive, Chicago, Illinois 60601 Attention: Investor Relations, (312) 661-4930, or to INFINITY: Corporation, 2201 4th Ave. North, Birmingham, AL 35243, Attention: Investor Relations, (205) 803-8186.

PARTICIPANTS IN THE SOLICITATION

KEMPER, INFINITY, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding KEMPER’s directors and executive officers is available in KEMPER’s proxy statement for its 2017 Annual Meeting of Shareholders filed with the SEC on March 24, 2017, and KEMPER’s Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 13, 2017. Information regarding INFINITY’s directors and executive officers is available in INFINITY’s proxy statement for its 2017 Annual Meeting of Shareholders filed with the SEC on April 11, 2017, and INFINITY’s Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 28, 2017. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

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